Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

The earnings of KalVista Pharmaceuticals, Inc. are inadequate to cover the combined preference dividends and fixed charges. The following table sets forth the dollar amount of the deficiency of earnings to fixed charges for the periods indicated.

	Year Ended April 30,		Nine Months Ended January 31, 2017
	2015	2016
	(in thousands)
EARNINGS:
Net loss	$(7,225)	$(11,436)	$(14,401)
Plus fixed charges	(11)	(10)	(27)

Deficiency of earnings to fixed charges	$(7,236)	$(11,446)	$(14,428)

FIXED CHARGES:
Estimated interest component of rental expense (1)	$11	$10	$27

Total Fixed Charges	$11	$10	$27

RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.

Earnings were insufficient to cover combined fixed charges by $7.2 million, $11.4 million and $14.4 million for the years ended April 30 2015 and 2016 and for the nine months ended January 31, 2017, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.